Paul Hastings LLP

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San Francisco, California 94111

telephone (415) 856-7000

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www.paulhastings.com

December 21, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:       Matthews International Funds - File Nos. 033-78960 and 811-08510

Ladies and Gentlemen:

On behalf of the Matthews International Funds, doing business as the Matthews Asia Funds (the “Registrant”), we hereby respond to the further oral comments provided on December 18, 2023 by Ms. Anu Dubey of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Post-Effective Amendment No. 109 (the “Amendment”), which contained proposed disclosure with respect to two new series of the Registrant that will be operated as actively managed exchange traded funds (each, a “Fund”).

The Registrant’s responses to those comments are provided below. We have restated the substance of those comments to the best of our understanding. Capitalized terms have the same meanings as in the Amendment, unless otherwise indicated. The Registrant acknowledges the Staff’s standard disclaimers with respect to these comments, including that the Registrant remains responsible for the accuracy and completeness of its disclosure.

Prospectus

1.

Comment: Please add disclosure about the proposed Rule 12b-1 plan to the prospectus, as provided by Item 12(b) to Form N-1A, that is substantially similar to the Rule 12b-1 disclosure on page 64 in the statement of additional information. Please include that disclosure in the Rule 497 filing of the prospectus after effectiveness.

Response: Comment accepted. The Registrant will add that disclosure and submit it as requested.

Part C

2.	Comment: Please revise the legal opinion to reflect the requirement in paragraph II.B.3.d in Staff Legal Bulletin No. 19 (Division of Corporation Finance, Oct. 14, 2011).

Response: Comment accepted. The Registrant will file the revised legal opinion as an exhibit to a further Rule 485(a) exhibits-only post-effective amendment, and incorporate by reference Parts A and B from post-effective amendment no. 109 with associated hyperlinks.

Securities and Exchange Commission

December 21, 2023

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Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP

cc: Matthews International Capital Management, LLC